FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For December 9, 2002

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: November 28, 2002                                                                                                                                            By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator


2500, 101- 6th Avenue SW

Calgary, AB  T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Acquires Additional Securities of Stratic

Calgary, Alberta, December 9, 2002 - Gentry Resources Ltd. ("Gentry") announces that it has acquired 909,090 Special Warrants of Stratic Energy Corporation ("Stratic") at a price of $0.22 per Special Warrant.

The Special Warrants represent approximately 6% of the Special Warrants sold by Stratic pursuant to its recently announced private placement of 15,001,319 Special Warrants.  Each Special Warrant entitles Gentry to acquire, for no additional consideration, one common share and one half of a share purchase warrant with each whole share purchase warrant entitling Gentry to acquire an additional common share of Stratic at a price of $0.40 per share on or before June 04, 2004.

Gentry acquired the Special Warrants for investment purposes and may subscribe for additional Special Warrants in the future.  Gentry currently owns: 2,861,999 common shares of Stratic representing approximately 9.3% of the issued and outstanding common shares; 3,909,090 special warrants (including those purchased as referenced herein) convertible into common shares and half share purchase warrants; and 4,549,999 special warrants or share purchase warrants convertible into common shares of Stratic.  Gentry does not currently own any other securities of Stratic.  On a fully diluted basis, Gentry will own 13,275,633 common shares of Stratic, or 22.2%.

Gentry's head office is at 2500, 101 - 6th Avenue SW, Calgary, Alberta, and currently has 21,783,263 common shares issued and outstanding on the TSX Exchange under the symbol "GNY".

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

                (403) 264-6161

R. Gordon McKay, Chief Operating Officer

                (403) 264-6161

Roger Fullerton, Manager, Investor Relations                                (952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

                TSX Symbol:  GNY